77O Transactions effected pursuant to Rule 10f-3
Columbia Common Stock Fund (Fund)

On May 24, 2004, Columbia Common Stock Fund (Fund) purchased 133,400 par value of equity of Genworth FINL Inc (Securities) for a total purchase price of $2,601,300.00 from Morgan Stanley to a public offering in which Banc of America Securities acted as a participating underwriter. Banc of America Securities may be considered to be an affiliate of the Fund.

The following information was collected pursuant to Rule 10f-3 procedures adopted by the Fund's Trustees:

o The Fund's advisor, Columbia Management Advisors, Inc. believed that the gross underwriting spread associated with the purchase of the Securities was reasonable and fair compared to the spreads in connection with similar underwritings of similar securities being sold during a comparable period of time;

o The Securities were offered pursuant to an underwriting or similar agreement under which the underwriters were committed to purchase all of the Securities being offered;

o The issuer of the Securities has been in continuous operation for at least three years;

o The amount of Securities purchased did not exceed 25% of the amount of the offering;

o The Securities were to be purchased at not more than the public offering price no later than the first day of the offering.

Along with Banc of America Securities, the following is a list of members of the underwriting syndicate for the aforementioned Securities: Goldman Sachs & Co.; JP Morgan; Credit Suisse First Boston Corp.; Merrill Lynch & Co,; Wachovia Securities, Inc.; BNP Paribas; BNY Capital Markets; UBS; Wells Fargo Securities; Bear Stearns & co., Inc.; Morgan Stanley & Co, International; Lehman Brothers; Suntrust Capital Markets; Deutsche Bank AG London; Lehman Brothers Intl (Europe) Merrill Lynch International Ltd; Deutsche Bank Securities Inc; Banc One Capital Markets; Credit Lyonnais; Scotia Capital Markets; Citigroup; Harris Nesbit Thomson Securities; Calyon Securities USA Inc; Natexis Bleichroeder Inc.; ABN Amro; Dresdner Kleinwort Wasserstein Sec; Mizuho International PLC; Bank of New York; Barclays Capital; Harris Nesbitt; RBS Greenwich Capital; Societe Generale; Williams Capital Group LP; Royal Bank of Scotland PLC (US); SG Americas Securities LLC; Natcity Investments; PNC Capital Markets; Mitsubishi Securities International; HSBC Securities.